UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 2, 2013, the Board of Directors of Scorpio Tankers Inc. (the "Company"), upon recommendation of the Company's audit committee, appointed PricewaterhouseCoopers ("PWC") as the Company's independent auditors for the fiscal year ending December 31, 2013, replacing Deloitte LLP ("Deloitte").  A resolution ratifying such appointment will be included in the proposals for the Company's next annual general meeting of shareholders.  The Company dismissed Deloitte as its independent auditor effective April 2, 2013.

Deloitte's reports on the Company's financial statements for each of the fiscal years ended December 31, 2011 and 2012 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of the Company's financial statements for each of the fiscal years ended December 31, 2011 and 2012, and through April 2, 2013, there have been no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of such disagreements in their reports. For the fiscal years ended December 31, 2011 and 2012 and through April 2, 2013, there were no reportable events, as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F.

In connection with the audits of the Company's financial statements for each of the fiscal years ended December 31, 2011 and 2012, and through the date hereof, neither the Company nor anyone on its behalf has consulted with PWC on the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, or any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a reportable event, as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

The Company has requested Deloitte to furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements and, if not, the respects in which Deloitte does not agree. A copy of that letter, dated April 8, 2013, is filed as Exhibit 1 to this report on Form 6-K.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No.333-186815) filed with the Securities and Exchange Commission on February 25, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: April 8, 2013	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer

Exhibit 1

April 8, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Scorpio Tankers Inc. Form 6-K dated April 8, 2013, and we agree with the statements made therein.

Yours truly,

DELOITTE LLP